UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

C&J ENERGY SERVICES, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35255	20-5673219
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3990 Rogerdale, Houston, Texas	77042
(Address of Principal Executive Offices)	(Zip Code)

Theodore R. Moore, Executive Vice President and General Counsel, 713-325-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-l under the Securities Exchange Act (17 CFR 240.13p-l) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

C&J Energy Services, Inc. (including its subsidiaries, the “Company”) evaluated its current product lines and determined that certain products that the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (which are defined as “conflict minerals” by the United States Securities and Exchange Commission (“SEC”)), and that such minerals are necessary to the functionality or production of the Company’s manufactured products. Therefore, the Company determined that it is subject to the reporting obligations of Rule 13p-1 (herein so called) under the Securities Exchange Act of 1934, as amended. Accordingly, the Company is filing this Form SD together with a Conflict Minerals Report (herein so called) for the calendar year 2013 to disclose the due diligence measures the Company undertook to determine the origin of the conflict minerals contained in the Company’s manufactured products.

Conflict Minerals Disclosure

The Company’s supply chain is complex, with multiple tiers between the Company and the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals, nor does the Company make purchases in the Democratic Republic of the Congo or any adjoining country. Accordingly, the Company must rely upon its suppliers to provide information on the origin of any conflict minerals contained in components and materials supplied to the Company, including the sources of conflict minerals that are supplied to them from sub-tier suppliers

Commencing in 2013, the Company undertook due diligence measures, including surveying its direct suppliers via an industry-standard survey template for conflict minerals, to try to determine the sources of conflict minerals contained in its manufactured products, which were purchased through a complex supply chain.

The required due diligence of the Company’s suppliers determined that the Company’s supply chain is “DRC Conflict Undeterminable” as the Company does not have sufficient information from its suppliers or other sources to determine the country of origin of the conflict minerals used in its manufactured products or identify the facilities used to process those conflict minerals.

The Company has prepared a Conflict Minerals Report in accordance with Rule 13p-1, a copy of which is filed as Exhibit 1.02 hereto and is also publicly available through the Company’s website at www.cjenergy.com. Information contained on or available through the Company’s website is not a part of or incorporated into this Form SD or any other report that the Company may file with or furnish to the SEC.

Item 1.02	Exhibit

The Company has filed a copy of the Company’s Conflict Minerals Report as Exhibit 1.02 hereto, as required by Items 1.01 and 1.02 of Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

C&J ENERGY SERVICES, INC.
(Registrant)

	By:	/s/ Theodore R. Moore
	Name:	Theodore R. Moore
	Title:	Executive Vice President, General
Date: June 2, 2014		Counsel and Corporate Secretary